UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65282

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northwest Investment Advisors Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 South Washington, Suite 210
(No. and Street)

Spokane (City) Washington (State) 99201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean Grubb 509-252-4140 Ext 13
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schoedel & Schoedel CPA's PLLC
(Name – *if individual, state last, first, middle name*)

422 W. Riverside Dr. Suite 1420 (Address) Spokane (City) Washington (State) 99201 (Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sean Grubb _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northwest Investment Advisors Inc. _____, as of December 31 _____, 20 20 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



_____
Signature

President

_____
Title

Kristy Paul
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NORTHWEST INVESTMENT ADVISORS, INC

REPORTS PURSUANT TO RULES 17a-5(d)

YEAR ENDED DECEMBER 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sean Grubb, President
Northwest Investment Advisors, Inc.
9 South Washington, Suite 210
Spokane, Washington 99201

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Northwest Investment Advisors, Inc. (NWIA), a Washington corporation, as of December 31, 2020, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Northwest Investment Advisors, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Northwest Investment Advisors, Inc.'s management. Our responsibility is to express an opinion on Northwest Investment Advisors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Northwest Investment Advisors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, Schedule I, has been subjected to audit procedures performed in conjunction with the audit of Northwest Investment Advisors, Inc.'s financial statements. Schedule I is the responsibility of Northwest Investment Advisors, Inc.'s management. Our audit procedures included determining whether Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and

accuracy of the information presented in Schedule I. In forming our opinion on Schedule I, we evaluated whether Schedule I, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Schoedel & Schoedel CPAs PLLC

We have served as Northwest Investment Advisors, Inc.'s auditor since 2007.
Spokane, Washington
February 18, 2021

NORTHWEST INVESTMENT ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash	$	133,599
Commissions receivable		29,592
Deposit with clearing agent		15,047
Central registration depository account		50
Property and equipment, net		1,228
Total assets	$	**179,516**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	8,872
		8,872

STOCKHOLDER'S EQUITY

Additional Paid in Capital	$	268,625
Common stock, no par value		15,583
Retained earnings		(113,564)
Total stockholder's equity		170,644
Total liabilities and stockholder's equity	$	**179,516**

The accompanying notes are an integral part of this statement.

NORTHWEST INVESTMENT ADVISORS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES:

Commissions	$	544,452
Insurance agency revenue		132,546
Advisory fees		120,936
PPP Loan Forgiveness		83,267
Total revenues		881,201

EXPENSES:

Advertising	6,083
Arbitration settlement	87,715
Bank service & interest charges	516
Clearing charge	26,105
Commission	486,368
Depreciation	468
Insurance	7,921
Interest Expense	499
Licenses, fees, dues and subscriptions	23,918
Office expense	4,852
Payroll	56,944
Professional fees	65,245
Rent	15,164
Repairs	938
Taxes	7,001
Travel and entertainment	634
Utilities	7,339
Total expenses	797,710
NET INCOME	**83,491**

The accompanying notes are an integral part of this statement.

NORTHWEST INVESTMENT ADVISORS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 83,491
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) Decrease in central registration depository account	25
(Increase) Decrease in commissions receivable	(15,243)
(Increase) Decrease in deposit with clearing agent	(4)
Increase in accumulated depreciation	468
Increase (Decrease) in accounts payable and accrued expenses	2,060
Net cash from operating activities	70,797

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of software	(1,295)
Net cash (to) investing activities	(1,295)
NET INCREASE IN CASH	69,502
CASH, at beginning of year	64,097
CASH, at end of year	$ 133,599

The accompanying notes are an integral part of this statement.

NORTHWEST INVESTMENT ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock Shares	Stock Amount	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
BALANCES, December 31, 2019	33,333	$ 15,583	$ 268,625	$ (197,055)	$ 87,153
Net income				83,491	83,491
BALANCES, December 31, 2020	**33,333**	**$ 15,583**	**$ 268,625**	**$ (113,564)**	**$ 170,644**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

Northwest Investment Advisors, Inc. (NWIA) was incorporated February 25, 2000 in Spokane, Washington. NWIA is an Introducing Broker in securities, which is a non-clearing, securities broker/dealer (fully disclosed). NWIA accepts customer orders but elects to clear orders through another broker. NWIA is registered with the Securities and Exchange Commission (SEC), and licensed by the Financial Industry Regulatory Authority, Inc. (FINRA).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of NWIA is presented to assist in understanding its financial statements. The financial statements and notes are representation of NWIA's management, who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Basis of Presentation
The financial statements of NWIA are prepared using the accrual basis of accounting with a fiscal year-end of December 31.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the management of NWIA to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Cash Equivalents
For purposes of the statement of cash flows, NWIA considers investments which are not subject to withdrawal restrictions and can be converted to cash on short notice and are used in the operating activities of the company, specifically cash in demand accounts at financial institutions, to be cash equivalents.

Commissions Receivable
Commissions receivable are recorded when purchase and sale orders are issued and are presented in the balance sheet net of an allowance for doubtful collection. In the opinion of management, substantially all receivables are collectible in full. As such, no provision for an allowance for doubtful collection has been recorded in these financial statements. All commissions receivable are current and less than ninety days. No commissions receivable are collateralized.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment
Property and equipment are stated at cost and is depreciated by accelerated methods over the estimated useful lives of the various assets. Management estimates the useful lives of the following assets to be:

Office equipment and furnishings	5-7 years
Software	3-5 years

Fair Value of Financial Instruments
Cash and deposits with clearing agent are held in cash, for which cost and fair value are equivalent. NWIA recognizes other financial instruments (including commissions receivable, accounts payable and accrued expenses) at historical cost, which approximates fair value due to the short maturities of those instruments.

Commission Revenue and Related Clearing Expenses
Commission revenue and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising
Advertising costs are expensed as incurred. During the year ended December 31, 2020, advertising costs totaled $6,083, respectively.

Compensated Absences
Employees of NWIA are entitled to paid vacation and paid sick days, based on various factors. Any paid time off not used by year end does not carry forward, and as such, there is no accrual at year end.

Federal Income Taxes
NWIA, with the consent of its shareholder, elected to be taxed under provisions of Subchapter S of the Internal Revenue Code. Under those provisions, NWIA does not pay federal corporate taxes on its taxable income. Instead, corporate taxable income is taxed directly to its shareholder. As such, no provisions for income taxes have been recorded in these financial statements.

NWIA is subject to audit or examinations by various regulatory jurisdictions. As of the date the financial statements were issued, there were no audits or examinations in progress. With few exceptions, as of December 31, 2020, NWIA was no longer open to audit or examination for fiscal years ended prior to December 31, 2017.

NOTE 3 – CRD ACCOUNT

NWIA maintains a CRD account which is used to settle fees charged to NWIA by FINRA. As of December 31, 2020, the Firm had a balance of $50.

NOTE 4 – COMMISSIONS RECEIVABLE

NWIA has receivables for commissions. All receivables are current and less than ninety days. Receivables are not collateralized. Total commissions as of December 31, 2020 were $29,592, respectively.

NOTE 5 – RISKS AND UNCERTAINITIES

As of the audit report date, the U.S. Federal Deposit Insurance Corporation (FDIC) provides full coverage up to $250,000 per depositor per ownership category on deposit accounts at FDIC-insured institutions. As of December 31, 2020, the Company had no uninsured deposits held at corresponding financial institutions.

In early 2020, an outbreak of the novel strain of coronavirus (COVID-19) emerged globally. As a result, there have been mandates from federal, state and local authorities resulting in an increase to the overall economic uncertainty facing businesses. While specific impacts to the company have been limited, the ultimate impact of COVID-19 on the financial performance of NWIA is not reasonably estimable at this time.

NOTE 6 – DEPOSIT WITH CLEARING AGENT

NWIA maintains a deposits account with INTL FCStone Financial Inc. The account is used to guarantee funds available for trading activity and requires a minimum deposit balance of $15,000.

NOTE 7 – PROPERTY AND EQUIPMENT

As of December 31, 2020, property and equipment was summarized as follows:

	2020
Office equipment and furniture	$ 19,411
Software	10,060
	29,471
Less: Accumulated depreciation	(28,243)
	$1,228

For the year ended December 31, 2020, depreciation expense totaled $468.

NOTE 8 – PAYCHECK PROTECTON PROGRAM (PPP) LOAN

On April 14, 2020, NWIA received loan proceeds of $82,750 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for forgivable loans to qualifying businesses for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. Under the terms of the PPP, the Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act and outlined above. The Company has used the entire Loan amount for qualifying expenses, and as such, full loan forgiveness, including interest, was granted on November 20, 2020.

NOTE 9 – COMMON STOCK

As of December 31, 2020, there were 100,000 shares authorized and 33,333 issued and/or outstanding.

NOTE 10 – LEASES

NWIA leases office space through December 2025 under a non-cancelable lease agreement. The terms of the lease are personally guaranteed by the stockholder. Under the terms of the lease agreement monthly rental rates are as follows:

January 1, 2021 through December 31, 2021	1,633
January 1, 2022 through December 31, 2022	1,682
January 1, 2023 through December 31, 2023	1,732
January 1, 2024 through December 31, 2024	1,784
January 1, 2025 through December 31, 2025	1,873

For the year ended December 31, 2020, rental payments for this office space totaled $19,614, which included base rent plus storage.

Future minimum rental payments under the lease agreement for the years ending December 31, 2021 through 2025 are as follows:

2021	$19,596
2022	20,184
2023	20,784
2024	21,408
2025	22,476

In February 2008 and August 2020, NWIA entered into sublease agreements of office space on a month-to-month basis. The sublease agreements is accounted for as a reduction of rental expense. For the year ended December 31, 2020, sublease proceeds totaled $4,450.

In November 2015, NWIA entered into a new lease agreement for a copier expiring in March 2021. Under the terms of the lease agreement, NWIA is required to make base lease payments of $130 plus sales tax ($147 per month). Additional charges apply if the number of copies exceed a stated monthly volume. For the year ended December 31, 2020, rental charges totaled $1,742.

Future minimum rental payments under the lease agreement for the years ending December 31, 2020 through 2021 are $441.

NOTE 11 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, NWIA is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2020, NWIA had net capital and net capital requirements of $169,366 and $5,000, respectively. NWIA's net capital ratio (aggregate indebtedness to net capital) was 0.1 to 1. According to Rule 15c3-1, NWIA's net capital ratio shall not exceed 15 to 1.

NOTE 12 – ARBITRATION

During the year ended December 31,2020, the Company settled an arbitration with a former client, resulting in NWIA paying $87,715.

NOTE 13 – SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION


SCHEDULE I

NORTHWEST INVESTMENT ADVISORS, INC.

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2020


CREDIT:

Total stockholder's equity	$ 170,644

DEBITS:

Nonallowable assets:	
Prepaid assets - CRD account	50
Property and equipment, net	1,228
Total debits	1,278
NET CAPITAL	169,366

Minimum requirement of 6-2/3% of aggregate indebtedness of $8,872 or $5,000, whichever is greater	5,000
Excess net capital	$ 164,366

AGGREGATE INDEBTEDNESS:

Accounts payable and accrued expenses	$ 8,872

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.1 to 1

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2020.


See Report of Independent Registered Public Accounting Firm.


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE EXEMPTION REPORT

Board of Directors
Northwest Investment Advisors, Inc.
Spokane, Washington

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) Northwest Investment Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Northwest Investment Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Northwest Investment Advisors, Inc. stated that Northwest Investment Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Northwest Investment Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Northwest Investment Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Schoedel & Schoedel CPAs PLLC

Spokane, Washington
February 18, 2021

NORTHWEST INVESTMENT ADVISORS, INC.

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2020

Northwest Investment Advisors, Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provision in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.

_____
Signature

President_____
Title

See Report of Independent Registered Public Accounting Firm on Exemption Report.